UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)





                               SJS BANCORP, INC.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  784278-10-3
                                (CUSIP Number)

                                Peter T. Kross
                            248 Grosse Pointe Blvd.
                      Grosse Pointe Farms, Michigan 48236
                                (313) 965-0275
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 2, 1996
            (Date of Event which Requires Filing of this Statement)







If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 784278-10-3

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)

         Peter T. Kross

2        Check The Appropriate Box If A Member of a Group*         (a)[X]
                                                                   (b)[  ]

3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                               [  ]

6        Citizenship Or Place of Organization

         U.S.A.

                         7  Sole Voting Power
  Number of                  75,400
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                  96,324
     Each
   Reporting             9  Sole Dispositive Power
    Person                   75,400
     With
                         10 Shared Dispositive Power
                              0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person

         97,084

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                             [  ]

13       Percent of Class Represented By Amount In Row (11)

         10.6%

14       Type Of Reporting Person*

         IN

CUSIP No. 784278-10-3

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)

         Richard J. Nelson

2        Check The Appropriate Box If A Member of a Group*         (a)[X]
                                                                   (b)[  ]

3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                               [  ]

6        Citizenship Or Place of Organization

         U.S.A.

                         7  Sole Voting Power
  Number of                  14,500
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                  96,324
     Each
   Reporting             9  Sole Dispositive Power
    Person                   14,500
     With
                         10 Shared Dispositive Power
                              0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person

         97,084

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                              [  ]

13       Percent of Class Represented By Amount In Row (11)

         10.6%

14       Type Of Reporting Person*

         IN

CUSIP No. 784278-10-3

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)

         Wallace D. Riley

2        Check The Appropriate Box If A Member of a Group*         (a)[X]
                                                                   (b)[  ]

3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                               [  ]

6        Citizenship Or Place of Organization

         U.S.A.

                         7  Sole Voting Power
  Number of                  5,662
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                  96,324
     Each
   Reporting             9  Sole Dispositive Power
    Person                   5,662
     With
                         10 Shared Dispositive Power
                              0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person

         97,084

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                              [  ]

13       Percent of Class Represented By Amount In Row (11)

         10.6%

14       Type Of Reporting Person*

         IN

CUSIP No. 784278-10-3

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)

         Robert C. Lucas

2        Check The Appropriate Box If A Member of a Group*         (a)[X]
                                                                   (b)[  ]

3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                               [  ]

6        Citizenship Or Place of Organization

         U.S.A.

                         7  Sole Voting Power
  Number of                  762
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                  96,324
     Each
   Reporting             9  Sole Dispositive Power
    Person                   762
     With
                         10 Shared Dispositive Power
                              0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person

         97,084

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                              [  ]

13       Percent of Class Represented By Amount In Row (11)

         10.6%

14       Type Of Reporting Person*

         IN

         This Amended Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of SJS Bancorp (the "Issuer"). The address of the principal executive office of the Issuer is 301 State Street, St. Joseph, Michigan 49085. On October 4, 1995, Peter T. Kross, Richard J. Nelson, Wallace
D. Riley, and Robert C. Lucas (collectively referred to as the "Group") filed an initial Schedule 13D. The Group hereby amends Item 5 of its Schedule 13D to reflect a change in the percentage ownership of the Group resulting from repurchases of Common Stock and the grant of shares and options by the Issuer.

Item 5.  Interest in Securities of the Issuer.

         According to information provided by the Issuer to the Group, as of August 16, 1996, there were 917,622 shares of Common Stock outstanding, after taking into account the share repurchases that the Issuer has made during 1996. In addition, in February 1996, Messrs. Riley and Lucas were each awarded shares of Common Stock under the Issuer's Management Recognition Plan (which are currently subject to certain restrictions) and were granted options to purchase Common Stock. The options become exercisable in installments, beginning on October 1, 1996. Because Messrs. Riley and Lucas enjoy voting rights and receive dividends with respect to all of the shares of Common Stock granted under the Management Recognition Plan, all such shares are considered "beneficially owned" by such persons and by the Group. However, members of the Group other that the person who owns shares of Common Stock directly disclaim all dispositive power over such person's shares. With respect to the shares of Common Stock issuable upon exercise of the options granted to Messrs. Riley and Lucas, only those shares issuable pursuant to options presently exercisable or exercisable within 60 days are considered to be "beneficially owned", and no shares of Common Stock subject to options can be voted, none are included in the amount of shares as to which a person exercises "voting power".

         Therefore, the present ownership of shares of Common Stock by the members of the Group is as follows:

                                                  Total Shares
                                                Beneficially Owned
                                                ------------------
         Peter T. Kross                           75,400 shares
         Richard J. Nelson                        14,500 shares
         Wallace D. Riley                          6,042 shares*
         Robert C. Lucas                           1,142 shares*
                                                  ------
                 Total                            97,084 shares

*Includes 762 shares acquired pursuant to the Issuer's Management Recognition Plan and 380 shares issuable upon exercise of options.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 20, 1996




/S/ PETER T. KROSS
Peter T. Kross


/S/ WALLACE D. RILEY
Wallace D. Riley


/S/ RICHARD J. NELSON
Richard J. Nelson


/S/ ROBERT C. LUCAS
Robert C. Lucas